Our Ref.: VC/FZH/90037/2022
Date : 23 May 2022

RICS Regulated by RICS

Goldenbridge Acquisition Limited.
15/F, Aubin House,
171-172 Gloucester Road,
Wan Chai, Hong Kon

Attn.: Board of Directors

Dear Sirs/Madams,

RE: Valuation of 100% Equity Interest of Auto Services Group Limited

In accordance with an instruction from Goldenbridge Acquisition Limited (the "Instructing Party" or "Goldenbridge"), we hereby provide this valuation on the market value basis of 100% equity interest (the "Equity Interest") of Auto Services Group Limited (the "Target Company" or the "SunCar") as of 31 December 2021 (the "Valuation Date").

We confirm that we have made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the market value of the Equity Interest of Target Company. This valuation complies with the RICS Valuation –Global Standards published by the Royal Institution of Chartered Surveyors ("RICS") and International Valuation Standards ("IVS") published by the International Valuation Standards Council.

The purpose of this report is to express an independent opinion on the market value of the Equity Interest of Target Company as at the Valuation Date. This report outlines our latest findings and valuation conclusion and is prepared solely for the management of the Instructing Party's reference during the proposed business combination of the Target Company.

1 Scope of Work

In conducting this valuation exercise and under our scope of work, we have:

- Co-ordinated with Target Company's representatives to obtain the required information and documents for our valuation;
- Gathered the relevant information of the Target Company, including the legal documents, licenses, historical financial statements, financial projection, etc. made available to us;
- Discussed with the management of Target Company to understand the history, business nature, etc. of the Target Company for valuation purpose;
- Carried out research in the sector concerned and collected relevant market data from reliable sources for analysis;
- Investigated the information of Target Company made available to us and considered the basis and assumptions of our conclusion of value;
- Designed an appropriate valuation model to analyze the market data and derived the estimated market value of the Target Company; and
- Compiled a report on the valuation, which outlines our findings, valuation methodologies and assumptions, and conclusion of value.

When performing our valuation, all relevant information, documents, and other pertinent data concerning the Target Company should be provided to us. We relied on such data, records, and documents in arriving at our opinion of values and had no reason to doubt the truth and accuracy of the information provided to us by the Instructing Party, Target Company, and their respective authorized representatives.

2 Background of the Target Company and its businesses

Background of Target Company

SunCar is an investment holding company incorporated in the British Virgin Islands with limited liability. It mainly engaged in the insurance intermediation business ("Insure-tech Service"), automotive after-sales business ("Aftersales Marketplace Service"), and technology business ("SaaS & Technology Service") by indirectly holding 56.33% equity interest of Sun Car Online Insurance Agency Co., Ltd (the "Sun Car Online Company"), one of SunCar's majority-owned subsidiary listed on the National Equities Exchange and Quotations Co., Ltd. (the "NEEQ"). During our course of valuation, we conclude the equity value of SunCar mainly by calculating the equity value of Sun Car Online Company and applying the shareholding percentage attributed to SunCar.

Introduction of business

SunCar operates its insurance intermediation business by facilitating the sales of automobile insurance products underwritten by major insurance companies in China. SunCar receives commissions from these insurance companies, typically a percentage of the premium paid by insurance purchasers.

SunCar operates its automotive after-sales services business by offering customized service solutions to its enterprise clients, who are major banks, insurance companies, and other enterprises who have end customers demanding automotive services. The after-sales service includes regular maintenance as well as reserved services such as car wash, oil change, tire repair, car beautification, road assistance, flight pickup, designated driving, VIP lounge, etc. Those services are ultimately provided by after-sales service providers SunCar engages through its online platform.

SunCar operates its technology service business by providing technical software and consulting related to automobile services and insurance. including modular online management tools such as customer relationship management, order management, finance management, and visual analysis systems.

3 Valuation Methodology

There are three generally accepted valuation approaches in valuation. The valuation approaches are sourced from International Valuation Standards 105 – Valuation Approaches and Methods.

3.1 Asset Approach (or Cost Approach)

The cost approach provides an indication of value using the economic principle that a buyer will pay no more for an asset than the cost to obtain an asset of equal utility, whether by purchase or by construction, unless undue time, inconvenience, risk or other factors are involved. The approach provides an indication of value by calculating the current replacement or reproduction cost of an asset and making deductions for physical deterioration and all other relevant forms of obsolescence.

The cost approach should be used as the primary basis for a valuation under the following circumstances:

- market participants would be able to recreate an asset with substantially the same utility as the subject asset, without regulatory or legal restrictions, and the asset could be recreated quickly enough that a market participant would not be willing to pay a significant premium for the ability to use the subject asset immediately;
- the asset is not income-generating (directly or indirectly) and the unique nature of the asset makes using an income approach or market approach unfeasible, and
- the basis of value being used is fundamentally based on replacement cost, such as reinstatement value.

3.2 Market Approach

The market approach provides an indication of value by comparing the asset with identical or comparable (that is similar) assets for which price information is available. When reliable, verifiable and relevant market information is available, the market approach is the preferred valuation approach.

The market approach should be used as the primary basis for a valuation under the following circumstances:

- the asset has recently been sold in a transaction appropriate for consideration under the basis of value;
- the asset or substantially similar assets are actively publicly traded; and
- there are frequent or recent observable transactions in substantially similar assets.

3.3 Income Approach

The income approach provides an indication of value by converting future cash flow to a single current value. Under the income approach, the value of an asset is determined by reference to the value of income, cash flow or cost savings generated by the asset.

The income approach should be used as the primary basis for a valuation under the following circumstances:

- the income-producing ability of the asset is the critical element affecting value from a market participant perspective; and
- reliable projections of the amount and timing of future income are available for the subject asset, but there are few, if any, relevant market comparables.

3.4 Selection of Assessment Methodology

We believe the cost approach to be insufficient in capturing the future economic benefits of the Target Company's assets given that the Target Company has a stable stream of income and will likely to continue to grow in the foreseeable future. In light of the above, we have selected the income approach and market approach as our valuation methodologies. Specifically, we have chosen the discounted cash-flow method and guideline public company method.

Discounted Cash-flow Method (the "DCF Method")

The discounted cash-flow method is premised on the concept that the value is based on the present value of all future benefits that flow to the shareholder by applying an appropriate discount rate. These future benefits consist of current income distributions, appreciation in the asset, or a combination of both. In essence, this valuation method requires a forecast to be made of cash-flow, going out far enough into the future until an assumed stabilization occurs for the business being appraised. This methodology assumes that the forecasted income/ cash-flow will not necessarily be stable in the near term but will stabilize in the future.

Guideline Public Company Method

Guideline public company method is a method within the market approach whereby market multiples are derived from market prices of stocks of companies that are engaged in the same or similar lines of business and that are actively traded on a free and open market

Under guideline public company method, we have adopted the enterprise value (excluding cash) to sales as the key valuation metric as it's common industry practice to value high-growth, tech-driven company under which Target Company is classified.

The EV/Sales multiple is derived by dividing the enterprise value of the underlying company with its sales in a specific period. The formula is set out below:

EV/Sales = Enterprise Value/ Sales

Where EV=Common Shares + Preferred Share + Minority Interest + Total Debt – Cash and Equivalents
Sales= Estimated sales in FY2023

4 Financial Forecast of Target Company

The management of SunCar has prepared the prospective financial information (the "Financial Projections") in connection with its consideration of the potential business combination with Goldenbridge. The Financial Projections are unaudited, based upon estimated results of SunCar management. The key elements of the Financial Projections are summarized below.

	Fiscal Year Ending December 31,				
(US$ in millions)	**2022E**	**2023E**	**2024E**	**2025E**	**2026E**
Insurance intermediation service	80.5	144.9	231.5	351.9	434.4
Automotive after-sales service	246.5	369.7	517.6	646.9	744.0
Technology service	11.8	44.8	87.2	139.5	150.8
Total Revenue	**338.7**	**559.4**	**836.3**	**1,138.3**	**1,329.1**
Year-on-Year Growth %	*34.2%*	*65.1%*	*49.5%*	*36.1%*	*16.8%*
Gross Profit	**136.7**	**263.9**	**438.6**	**655.1**	**795.8**
Gross Margin %	*40.4%*	*47.2%*	*52.4%*	*57.5%*	*59.9%*
EBITDA	**27.7**	**71.5**	**135.9**	**209.6**	**277.8**
EBITDA Margin %	*8.2%*	*12.8%*	*16.2%*	*18.4%*	*20.9%*
Depreciation and Amortization	**-5.7**	**-7.8**	**-9.9**	**-6.3**	**-6.3**
EBIT	**22.0**	**63.8**	**126.0**	**203.3**	**271.5**
EBIT Margin %	*6.5%*	*11.4%*	*15.1%*	*17.9%*	*20.4%*
Pretax Income	**17.1**	**56.4**	**115.0**	**188.6**	**253.9**
Income Tax	-2.8	-10.6	-22.7	-38.0	-51.2
Net Profit	**14.3**	**45.8**	**92.4**	**150.6**	**202.7**
Net Profit Margin %	*4.2%*	*8.2%*	*11.0%*	*13.2%*	*15.2%*

5 Discussion of Financial Forecast

Forecast Period

During the course of the valuation, we have performed our assessment based on the Financial Projections provided by the management of the SunCar. The forecast period (the ”Forecast Period”) is from January 2022 to December 2026.

Projected Revenue

As per our discussions with the management of the SunCar, SunCar derives revenue from three major business segments, namely insurance intermediation business, automotive after-sales business, and technology business.

The insurance intermediation business revenue mainly consists of two parts. The first part of the revenue is derived from the traditional auto insurance renewal business, which is calculated from the estimated number of automotive service supplier network and sales partners, average premium, and commission ratio. The second part of the revenue is derived from the new energy vehicles (“NEVs”) insurance business, which is calculated from the estimated number of NEV brands to cooperate, average premium, and commission ratio. The sales revenue derived from the insurance intermediation business is expected to grow from US$ 80.5 million to US$ 434.4 million within the Forecast Period.

The revenue of the automotive after-sales business is mainly derived from the estimated number of contracts with different types of customers (such as banking, insurance companies, and other types of customers), and the average contract revenue. The sales revenue derived from the automotive after-sales business is expected to grow from US$ 246.5 million to US$ 744.0 million within the Forecast Period.

The revenue of the technology business consists of two parts. The first part of the revenue is derived from the use of auto insurance SaaS products, which is calculated from the number of online users, the subscription ratio, and the annual subscription fee. The second part of the revenue is derived from other technical services, determined by the projected number of the service contract, subscription ratio, and unit price of the technology contract. The sales revenue derived from the technology business is expected to grow from US$ 11.8 million to US$ 150.8 million within the Forecast Period.

Operating Cost and Expenses

As per our discussions with the management of the SunCar, operating cost mainly consists of the integrated service cost and commission cost. The integrated service cost represents the estimated service fees to be paid to automotive after-sales service providers and third parties for technology development. Commission cost represents the promotional service fee to explore extensive networks and the service fee for promotion channels. The gross margin is expected to increase from 40.4% to 59.9% within Forecast Period.

The operating expenses mainly consist of selling expenses, administrative expenses as well as research and development expenses. The ratio of operating expenses to revenue is expected to maintain a mild growth, increasing from 33.8% to 39.4% within Forecast Period.

Terminal Value

Since the Equity Interest is assessed on an ongoing basis, we determined the terminal value of the SunCar by the golden growth model. As per our discussions with management, the perpetual growth rate is estimated at 3%. This growth rate is based on the projection of the long-term global GDP growth rate. The perpetual growth year begins in 2027.

Capital Expenditure

The capital expenditure (the “Capex”) measures the amount of cash flow invested by the Company, particularly for the purchase of property, equipment, and software, and the installation of private cloud systems (the “PPE”).

The annual capital expenditures for PPE are projected to be around US$ 6.37 million to counter the depreciation and amortization and maintain a stable PPE level within the Forecast Period. The PPE is depreciated over 3 years on a straight-line basis.

6 Guideline Public Company and Discounted Cash Flow Analyses.

Comparable Company
We have selected a group of comparable companies listed on stock exchanges respectively to provide a reasonable reference in order to evaluate the price multiple, industry's beta, and capital structure used.

For SunCar, we have selected the following comparable companies based on the following criteria:

1) Primarily engaged in a similar business or sector as SunCar engaged in. Each service segment contains comparable public companies with operating characteristics that resemble a certain element of SunCar business. Two categories of comparable companies are involved in this valuation: 1) For Insure-tech Service and Aftersales Marketplace Service, CHFT selected companies that engage in the provision of auto insurance and provision relevant services for the automotive aftermarket; and 2) For SaaS &Technology Service, CHFT mainly selected SaaS companies, especially those companies that provide software solutions or insurance-related SaaS platforms.

2) Have its primary listed place in the United States. Given that SunCar is expected to be acquired and listed in the United States, CHFT mainly selected comparable companies which are listed on the NYSE or Nasdaq to reflect the pricing level of the same listed place as required by investors.

3) Contain financial information that is both available and publicly disclosed. To calculate EV/2023E sales, the enterprise value ("EV") of comparable companies should be publicly available and 2023E sales of comparable companies should have relevant forecasts provided by research analysts.

Guideline Public Company Analyses
We have reviewed and analyzed SunCar's trading valuation metrics and projected financial performance compared to such information for certain publicly traded companies in the insure-tech & aftersales marketplace and SaaS & technology industries that we deemed relevant for purposes of its valuation analysis. We selected publicly traded peer group companies based upon the views as to the comparability of the financial, operating, and sector-specific characteristics of these companies to SunCar. The following companies were used for purposes of valuation analysis and were selected:

Insure-tech & Aftersales Marketplace Business

Ticker	Company Name	Enterprise Value (US$ Millions)	2023E Sales (US$ Millions)	EV/ 2023E Sales
PGR-US	Progressive Corporation.	65,299	55,644	1.2x
ERIE-US	Erie Indemnity Company.	8,809	2,860	3.1x
TREE-US	LendingTree, Inc.	2,103	1,368	1.5x
EHTH-US	eHealth, Inc.	865	661	1.3x
CVNA-US	Carvana Co.	25,224	21,632	1.2x
XPEL-US	XPEL, Inc.	1,914	397	4.8x
DORM-US	Dorman Products, Inc.	3,817	1,706	2.2x
Mean				**2.2x**
Median				**1.5x**

Source: FactSet

SaaS & Technology Business

Ticker	Company Name	Enterprise Value (US$ Millions)	2023E Sales (US$ Millions)	EV/ 2023E Sales
HUBS-US	HubSpot, Inc.	31,481	1,301	15.1x
CCCS-US	CCC Intelligent Solutions Holdings Inc.	7,597	688	9.1x
DCT-US	Duck Creek Technologies, Inc.	3,877	260	11.3x
GWRE-US	Guidewire Software, Inc.	9,544	743	10.9x
Mean				**11.6x**
Median				**11.1x**

Source: FactSet

We calculated the above trading multiple (enterprise value/2023E) for the selected peer group companies as of 31 December 2021 based on consensus estimates that are derived from median data collected by research analysts, sourced from FactSet, and the publicly available financial filings.

We then selected a reference range, average, and the median as the upper and lower bounds of the enterprise value/2023E Sales multiple ranges of each service segment, of trading multiples for purposes of valuing SunCar on a stand-alone public market trading basis as follows: (i) trading enterprise value/2023E Sales multiple range of 1.5x-2.2x in the valuation of insure-tech & aftersales marketplace business; and trading enterprise value/2023E Sales multiple range of 11.1x-11.6x in the valuation of SaaS & Technology business.

Our analysis of the selected peer group companies resulted in the reference range of US$ 631 million to US$ 812 million for purposes of valuing SunCar's 100% equity interest on a stand-alone public market trading basis using the aforementioned trading enterprise value/2023E Sales multiple ranges.

Discounted Cash Flow Analyses

We based the discounted cash flow analyses on the five-year financial projections as provided by SunCar's management as well as an estimate of its terminal value at the end of the projection horizon as discussed in Section 4 and Section 5 of this valuation report to perform illustrative stand-alone discounted cash flow analyses.

We adopted the weighted average cost of capital (the "WACC") as the benchmark discount rate in valuing the Equity Interest of SunCar. WACC comprises two components: cost of equity and cost of debt. Cost of equity was developed using Capital Asset Pricing Model (the "CAPM"). The CAPM states that an investor requires excess returns to compensate for systematic risks and an efficient market provides no excess return for other risks. The Cost of debt was developed with reference to the long-term prime lending rate. We applied a discount rate of 12.5% to 13.5% based on our estimate of SunCar's weighted average cost of capital to calculate the upper and lower bound of the Equity Interest value of SunCar.

Our illustrative discounted cash flow analyses resulted in an overall reference range of US$ 732 million to US$ 829 million for purposes of valuing SunCar's 100% equity interest on a stand-alone intrinsic-value basis.

7 Premise of Valuation and Basis of Valuation

Our valuation is based on the market value basis and market value is defined as "the estimated amount for which an asset or liability should exchange on the valuation date between a willing buyer and a willing seller in an arm's length transaction, after proper marketing and where the parties had each acted knowledgeably, prudently and without compulsion".

7.1 Source of Information

Our investigation covers the discussion with the Instructing Party's representatives, and the collection of information including the details of Target Company.

We assume that the data obtained in the course of the valuation, along with the opinions and representations provided to us by Target Company were prepared with reasonable care.

We have had no reason to doubt the truth and accuracy of the information provided to us by the Instructing Party. We have also sought confirmation from the Instructing Party that no material factors have been omitted from the information supplied. We consider that we have been provided with sufficient information to arrive at an informed view, and we have no reason to suspect that any material information has been withheld.

7.2 Assumptions, Estimates, and Bases considered

The assumptions, estimates, and bases considered in this valuation included, but were not limited to, the following:

- SunCar will continue to develop and maintain a stable relationship with its existing business partners and attract new business partners;
- SunCar will be able to maintain and further enhance its client and end-consumer recognition and reputation and continue to expand its client base;
- SunCar will continually facilitate diversified products and services to address their end consumers' needs;
- SunCar will continually execute its business growth strategy, including but not limited to, coordinating with insurance companies to design new insurance plans for new energy vehicles drivers and increasingly providing the management tech (SaaS) for small business partners;
- SunCar will be able to generate adequate cash inflows from its operating activities or maintain adequate external financing to support its operation;
- SunCar will be able to attract or retain the experienced management team and qualified personnel or find suitable or comparable replacements on a timely basis; and
- Future legislative or regulatory changes would not have a material adverse effect on SunCar's business, results of operations, and financial condition.

8 Disclaimer and Limitation

Our findings or conclusion of values of the subject(s) in this report are valid only for the stated purpose and at the Valuation Date, and for the sole use of the Instructing Party.

Our liability for loss or damage shall be limited to such sum as we ought reasonably to pay to have regard to our responsibility for the same on the basis that all other consultants and specialists, where appointed, shall be deemed to have provided to the Instructing Party contractual undertakings in respect of their services and shall be deemed to have paid to the Instructing Party such contribution as may be appropriate having regard to the extent of their responsibility for such loss or damage.

Our liability for any loss or damage arising out of the action or proceedings aforesaid shall, notwithstanding the preceding provisions, in any event be limited to a sum not exceeding five (5) times the amount of our agreed fee(s) for this engagement. In no event shall we be liable for consequential, special, incidental or punitive loss, damage or expense (including without limitation, loss of profits, opportunity cost, etc.), even if it has been advised of their possible existence. For the avoidance of doubt, our liability shall never exceed the lower of the sum calculated in accordance with the preceding provisions and the sum provided for in this clause.

The Instructing Party is required to indemnify and hold us and our personnel harmless from any claims, liabilities, costs, and expenses (including, without limitation, attorney’s fees and the time of our personnel involved) brought against, paid or incurred by us at a time and in any way based on the information made available in connection with our engagement except to the extent that any such losses, expenses, damages or liabilities are ultimately determined to be the result of gross negligence, misconduct, willful default or fraud of our engagement team in conducting its work. This provision shall survive even after the termination of this engagement for any reason.

We reserve the right to include your company/firm name in our client list, but we will maintain the confidentiality of all conversations, documents provided to us, and the contents of our reports, subject to a legal or administrative process or proceedings. These conditions can only be modified by written documents executed by both parties.

Any decision to purchase, sell or transfer any interest in the valuation subjects shall be the owners' sole responsibility, as well as the structure to be utilized and the price to be accepted. The selection of the price to be accepted requires consideration of factors beyond the information we will provide or have provided. An actual transaction involving the subject business might be concluded at a higher value or a lower value, depending upon the circumstances of the transaction and the business, and the knowledge and motivations of the buyers and sellers at that time.

9 Conclusion

The conclusion of value is based on the accepted valuation procedures and practices that rely substantially on the use of numerous assumptions and the consideration of many uncertainties, not all of which can be easily quantified or ascertained.

While the assumptions and consideration of such matters are considered to be reasonable, they are inherently subject to significant business, economic, and competitive uncertainties and contingencies, many of which are beyond the control of the Instructing Party and/or CHFT Advisory and Appraisal Limited ("CHFT").

Based on the valuation methodology adopted, we are of the opinion that the market value of Equity Interest of Auto Services Group Limited, as of 31 December 2021, was as follows:

100% Equity Interest of Auto Services Group Limited	Market Value
Discounted Cash Flow Analyses	**US$ 732 million to US$ 829 million**
Guideline Public Company Analyses	**US$ 631 million to US$ 812 million**

We hereby certify that we have neither present nor prospective interests in Goldenbridge or any of its affiliates. The fee for providing this report is based on our normal professional rates. Payment of fees is not contingent upon the conclusions drawn in this report.

Yours faithfully,

CHFT Advisory & Appraisal Ltd.

CHFT ADVISORY AND APPRAISAL LIMITED